EXHIBIT 21.1
SUBSIDIARIES OF AMB PROPERTY CORPORATION

Jurisdiction of Organization
Name of Subsidiary	And Type of Entity
AMB Property, L.P.	Delaware limited partnership
AMB Property, L.P. is the direct or indirect parent entity of 178 wholly or partially owned subsidiaries operating in the United States and 238 wholly or partially owned subsidiaries operating in jurisdictions outside of the United States. AMB Property, L.P. and its subsidiaries are in the real estate operations, development and private capital business.